Exhibit 99.1

SECOND QUARTER 2019

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS SECOND QUARTER 2019 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q2 2019 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $3.2 Billion Diversified earnings growth	Diluted EPS[1] $2.20 Solid 7% growth YoY	ROE[2] 17.5% Balanced capital deployment	CET1 Ratio 11.8% Strong capital ratio

TORONTO, May 23, 2019 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $3,230 million for the quarter ended April 30, 2019, up $170 million or 6% from the prior year, with solid diluted EPS growth of 7%. Results reflected strong earnings growth in Capital Markets, Personal & Commercial Banking and Wealth Management. These were partially offset by lower earnings in Investor & Treasury Services and Insurance. Results this quarter also reflected continued investments in talent, and digital and technology initiatives.

Compared to last quarter, net income was up $58 million with higher earnings in Capital Markets, partially offset by lower earnings in Personal & Commercial Banking, Wealth Management, Insurance, and Investor & Treasury Services. Personal & Commercial Banking and Wealth Management results were impacted by three less days in the quarter.

Provisions for credit losses (PCL) on impaired loans ratio of 29 basis points (bps) was up 1 bp compared to last quarter due to higher PCL on impaired loans on a couple of accounts in our Canadian Banking commercial portfolio. This was partially offset by lower PCL in Capital Markets, which included higher provisions in the previous quarter related to one account in the utilities sector. Our capital position remained strong, with a Common Equity Tier 1 (CET1) ratio of 11.8%, up 40 bps from last quarter mainly due to strong internal capital generation.

“Our consistent earnings growth is a testament to the strength of our diversified business model and our strategy to transform the bank to create more value for clients. We continue to make strategic investments to drive long-term growth for shareholders, guided by our clear purpose of helping clients thrive and communities prosper.”

– Dave McKay, RBC President and Chief Executive Officer

Q2 2019 Compared to Q2 2018	• Net income of $3,230 million • Diluted EPS[1] of $2.20 • ROE[2] of 17.5% • CET1 ratio of 11.8%	h 6% h 7% i 60 bps h 90 bps

Q2 2019 Compared to Q1 2019	• Net income of $3,230 million • Diluted EPS[1] of $2.20 • ROE[2] of 17.5% • CET1 ratio of 11.8%	h 2% h 2% h 80 bps h 40 bps

YTD 2019 Compared to YTD 2018	• Net income of $6,402 million • Diluted EPS[1] of $4.34 • ROE[2] of 17.1%	h 5% h 7% i 60 bps

Personal & Commercial Banking

Net income of $1,549 million increased $90 million or 6% from last year with average volume growth of 7%, including strong deposit growth of 9%, and improved deposit spreads in Canadian Banking, largely driven by higher interest rates. These factors were partially offset by higher PCL related to a couple of Canadian Banking commercial accounts, and an increase in technology-related and marketing costs.

[1]	Earnings per share (EPS).
[2]

Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section on page 3 of this Earnings Release.

Net income decreased $22 million or 1% from last quarter, reflecting three less days in the quarter, higher PCL and an increase in marketing costs. These factors were partially offset by lower staff-related costs and improved spreads in Canadian Banking. The prior quarter also included a write-down of deferred tax assets resulting from a change in the corporate tax rate in Barbados.

Wealth Management

Net income of $585 million increased $48 million or 9%, primarily attributable to higher net interest income, mainly from strong loan growth and higher spreads at City National Bank (CNB). Higher fee-based revenue driven by an increase in average fee-based client assets reflecting market appreciation in both North American equity and bond markets and higher long-term net sales, also contributed to the increase. These factors were partially offset by increased costs in support of business growth, reflecting higher staff-related costs which includes an increase in investment advisors and higher variable compensation on improved results. The current quarter also included higher PCL.

Compared to last quarter, net income decreased $12 million or 2%, primarily reflecting a favourable accounting adjustment related to Canadian Wealth Management in the prior period, and lower net interest income reflecting lower spreads and three less days in the current quarter. These factors were partially offset by higher transaction volumes.

Insurance

Net income of $154 million decreased $18 million or 10% from a year ago, primarily reflecting lower favourable investment-related experience and increased disability and life retrocession claims costs, partially offset by favourable life retrocession contract renegotiations and favourable actuarial adjustments related to the universal life portfolio.

Compared to last quarter, net income decreased $12 million or 7%, mainly due to higher claims costs in International Insurance, partially offset by favourable actuarial adjustments related to the universal life portfolio.

Investor & Treasury Services

Net income of $151 million decreased $61 million or 29%, primarily due to lower funding and liquidity revenue, and lower revenue from our asset services business due to lower client activity.

Compared to last quarter, net income decreased $10 million or 6%, primarily due to lower funding and liquidity revenue, as the prior quarter benefitted from the impact of favourable money market opportunities. This was partially offset by the impact of annual regulatory costs incurred in the prior period and lower technology costs.

Capital Markets

Net income of $776 million increased $111 million or 17%, primarily due to higher revenue in Global Markets across fixed income trading, equity trading in North America and debt origination, mainly reflecting improved market conditions and increased client activity. Earnings also benefitted from a lower effective tax rate largely reflecting changes in earnings mix. These factors were partially offset by higher compensation on improved results. Corporate and Investment Banking revenue was flat.

Compared to last quarter, net income increased $123 million or 19% due to improved market conditions and increased client activity. The increase was primarily driven by higher debt origination in most regions, lower PCL and higher fixed income trading and equity origination, largely in North America. These factors were partially offset by lower equity trading primarily in the U.S., higher compensation on improved results and lower foreign exchange trading largely in Canada.

Corporate Support

Net income was $15 million in the current quarter, largely due to asset/liability management activities, partially offset by net unfavourable tax adjustments. Net income was $24 million in the prior quarter, largely reflecting net favourable tax adjustments. Net income was $15 million in the prior year, largely due to asset/liability management activities.

Capital and Credit Quality

Capital – As at April 30, 2019, Basel III CET1 ratio was 11.8%, up 40 bps from last quarter largely driven by strong internal capital generation. Growth in risk-weighted assets (RWA) was muted as organic client-driven loan growth in Personal & Commercial Banking and U.S. Wealth Management (including CNB), and higher derivatives were offset by a reduction in market risk RWA.

This quarter, we returned over $1.4 billion of our $3.2 billion in earnings to our shareholders through common share dividends and buybacks.

Credit Quality – Total PCL of $426 million includes PCL on loans of $441 million, which increased $163 million or 59% from the prior year, mainly due to higher provisions in Personal & Commercial Banking, Wealth Management and Capital Markets. Total PCL ratio on loans of 29 bps increased 9 bps from the prior year. PCL ratio on impaired loans was 29 bps.

PCL on loans decreased $75 million or 15% from the prior quarter, mainly due to lower provisions in Capital Markets, partially offset by higher provisions in Personal & Commercial Banking. Total PCL ratio on loans improved 5 bps from last quarter.

Other Highlights

Digitally Enabled Relationship Bank – 90-day Active Mobile users increased 17% from a year ago to 4.1 million, resulting in a 25% increase in mobile sessions. Digital adoption increased to 52% as we continued our digital transformation journey.

RBC launched NOMI Budgets, a new solution available through the RBC Mobile app, this quarter. NOMI Budgets uses artificial intelligence to proactively analyze a client’s spending history, recommend an appropriate budget and send timely updates to help keep them on track in a seamless and convenient way.

Purpose & Sustainability – Royal Bank of Canada issued a EUR500 million 5-year Green Bond offering. While RBC is a leading underwriter of Green Bonds with best-in-class execution capabilities across multiple currencies and geographies, this was the first issuance of a Green Bond by Royal Bank of Canada. The money raised will fund a portfolio of new and existing assets primarily in the categories of renewable energy and green buildings.

Key Performance and Non-GAAP Measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. ROE does not have a standardized meaning under GAAP. We use ROE as a measure of return on total capital invested in our business.

Additional information about ROE and other Key Performance and non-GAAP measures can be found under the Key Performance and non-GAAP measures section of our Q2 2019 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our President and Chief Executive Officer’s statements. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risks sections of our 2018 Annual Report and the Risk management section of our Q2 2019 Report to Shareholders; including global uncertainty, Canadian housing and household indebtedness, information technology and cyber risk, regulatory changes, digital disruption and innovation, data and third party related risks, climate change, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2018 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q2 2019 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2018 Annual Report and the Risk management section of our Q2 2019 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q2 2019 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for May 23, 2019 at 8:00 a.m. (EST) and will feature a presentation about our second quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 5230861#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from May 23, 2019 until August 20, 2019 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 3961958#)

Media Relations Contact

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Nadine Ahn, SVP Wholesale Finance and Investor Relations, nadine.ahn@rbccm.com, 416-974-3355

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Jennifer Nugent, Senior Director, Investor Relations, jennifer.nugent@rbc.com, 416-955-7805

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 84,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to more than 16 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-sustainability.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and NOMI which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.